Phone:	(212) 885-5442
Fax:	(212) 885-5001
Email:	bshiffman@blankrome.com

November 4, 2005

BY EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Global Services Partners Acquisition Corp.

Registration Statement on Form S-1

Filed September 15, 2005

File No. 333-128325

Dear Mr. Reynolds:

On behalf of Global Services Partners Acquisition Corp. (“Company”), we respond as follows to the Staff’s comments received on October 13, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to William Bennett. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

Mr. John Reynolds

November 4, 2005

Registration Statement Cover Page

1.	The registration statement fee table indicates that you are registering 1,537,500 Class W warrants and 1,537,500 Class Z warrants that were previously issued to your officers, directors and advisors. Registration of such warrants would appear to constitute a secondary offering by these shareholders. Please advise and amend your registration statement as appropriate to reflect this fact. We may have further comment.

None of the warrants referenced in the comment were intended to be part of the initial public offering and the Company will not receive any proceeds from the resale of such warrants by the holders thereof. These warrants were included in the registration statement as a matter of administrative convenience, since there is an obligation to register such warrants for resale at some point. However, we understand how their inclusion in this registration statement may cause confusion and, accordingly, we have removed the 1,537,500 Class W and 1,537,500 Class Z warrants from this Registration Statement.

2.	We are unable to locate in the registration fee table the registration of the shares of common stock underlying the Series A and Series B units, or the Class W and Class Z warrants underlying such units. In addition, it is not clear that the appropriate amount of shares of common stock underlying such warrants have been registered. Finally, it does not appear that registration filing fees have been paid, as required under Rule 457, with respect to all of the securities that the company is attempting to register in this registration statement. Please revise or advise.

We have revised the registration fee table to include the common stock, Class B common stock, Class W warrants and Class Z warrants underlying the Series A units and Series B units, as well as the common stock, Class B common stock, Class W warrants and Class Z warrants underlying the Series A units and Series B units issuable upon exercise of the representative’s purchase option (“UPO”). Pursuant to Rule 457(i), no additional registration fee is owed with respect to such securities, since the common stock, Class B common stock, Class W warrants and Class Z warrants are included as part of such Series A units and Series B units and the Company will receive no additional proceeds upon the separation of the units.

General

3.	Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

The amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not been cleared at this time. We will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

Mr. John Reynolds

November 4, 2005

4.	Tell us the factors you considered in determining to value this offering at $30,460,000 and offer the Series A units at $10.50 per unit and the Series B units at $10.10 per unit. What factors did you consider when determining that you might need $26,260,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have “a specific business combination under consideration” but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company’s corporate existence was established on August 10, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Global Services Acquisition Corp. Given management’s extensive and high-level experience in the business process services and outsourcing industries as senior executives, business consultants and/or entrepreneurs, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.

Initially, the Company wishes to bring to the attention of the Staff that, as set forth in the Registration Statement, the Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates, and will not engage in any such activities prior to the consummation of the offering and, in this regard, has not done an analysis of the costs involved in the acquisition of any specific target businesses.

Mr. John Reynolds

November 4, 2005

Supplementally, in determining to value the offering at $30,460,000, the Company and the underwriters considered the viable size ranges of a target business for which the Company could reasonably be expected to complete a successful acquisition following the offering. The Company generally believes that suitable target businesses in a range materially below the amounts the Company will have in the trust fund following this offering are limited. Therefore, the Company and the underwriters considered offering sizes in ranges at or above the offering prices in this offering. It was determined that if the Company were to seek to complete an offering that is significantly larger than this offering, it would have materially greater funds in the trust fund and the size of the business combination it would seek to complete would have to be significantly larger. In such case, the Company and the underwriters believe that the likelihood that Company would be competing with leveraged buy-out firms for target businesses would be significant. The Company believes it would be at a competitive disadvantage with leveraged buy-out firms because such firms would generally be able to complete a transaction more quickly than the Company, since the Company must have a business combination approved by a majority of the Class B common stockholders cast at a meeting in order to approve a transaction. If choosing between a competing bid from the Company and a leveraged buy-out firm, such target business may be less inclined to take the risk that the Company’s Class B stockholders will not approve the transaction. The Company also considered that larger target businesses would have the available resources to implement the Company’s business plan for reducing inefficiencies without the assistance and advice from an additional management team, which is one of the attractive features to target businesses of the Company’s offering. Finally, the Company considered that larger target businesses would likely have other exit strategies available to them, such as buyouts, direct financing sources and credit facilities.

5.	We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view towards disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies’ filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and

Mr. John Reynolds

November 4, 2005

whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.

None of the officers, directors, principals or affiliates of the Company has had any prior involvement in blank check companies. The Company has selected its underwriters, and the Company has selected its counsel, based in part on such firms’ experience in the area of public offerings, in general, and blank check offerings, in particular, which latter experience is set forth on Schedule A attached hereto.

6.	We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.

This box was inadvertently marked, and the facing page has been revised to delete such marking.

7.	Discuss the company’s position as to whether or not holdings of the Series A units, and/or the common stock and warrants underlying such units, are required to be reported under Section 16 of the Securities Exchange Act of 1934, as amended.

Each of the Series A units and Series B units, as well as the common stock, Class B common stock, Class W warrants and Class Z warrants underlying such units, will be registered under Section 12(g) of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), on Form 8-A.

It is the Company’s position that neither the Series A units nor the Series B units are an “equity security” as defined in Rule 3a11-1 promulgated under the Exchange Act (“Rule 3a11-1”). These two securities are created solely as a trading mechanism and have the characteristic of being a pass-through security representing the common stock, Class B common stock, Class W warrants and Class Z warrants underlying the Series A units and Series B units. The units that are comprised of multiple securities, one or more of which are “equity securities,” would not be reported individually as a derivative security in an appropriate reporting form; rather, each component of the unit that is an equity security is to be reported separately. See Section 16

Mr. John Reynolds

November 4, 2005

Treatise and Reporting Guide (Section 5.07(5)) Second Edition; Peter J. Romeo and Alan L. Dye; 2004. Accordingly, we do not believe that ownership of the Series A units and Series B units would be required to be reported under Section 16 of the Exchange Act.

The common stock and Class B common stock are separate equity securities, each of which has been registered under the Exchange Act. Each class of common stock has different voting rights. As stated in the Romeo Treatise noted above, “The SEC staff takes the position, solely for purposes of determining ten percent owner status under Section 16, that two classes of common stock that are identical in all respects except that one has voting rights only in special circumstances should be treated as separate classes of equity securities.” See Section 16 Treatise and Reporting Guide (Section 2.03[a]). Therefore, the ownership of the common stock and the Class B common stock would have to be reported as an equity security, but each class would cause a separate reporting obligation once a person owned 10% or more of the particular class. As the Romeo Treatise continues in Section 2.03[a], “ the staff has been careful to point out that its position that multiples classes of common stock should be treated as separate classes applies only for the purpose of determining ten percent owner status.”

With respect to the Class W warrants and Class Z warrants, warrants are not equity securities in their own right but fall within Rule 3a11-1’s definition of equity securities because of the nature of the underlying security. A person’s ownership of warrants, regardless of whether or not they are registered as a separate class under the Exchange Act, will not be required to be reported under Section 16 of the Exchange Act until such warrants are exercisable, or will be exercisable within 60 days. See Section 16 Treatise and Reporting Guide (Section 2.03[3][g]). Accordingly, we do not believe that ownership of the Class W warrants and Class Z warrants would be required to be reported under Section 16 of the Exchange Act until such time as they are exercisable, or exercisable within 60 days.

We respectfully wish to call to the attention of the Staff that the reporting obligations under Section 16 of the Exchange Act are personal obligations. Accordingly, the Company does not believe it is appropriate, nor does it intend, to provide advice with respect to whether or not reporting obligations arise from an investor’s ownership in the Company’s securities.

Cover Page

8.	Please disclose that you intend to initially focus on target businesses in the business process services industry.

The requested disclosure has been added to the cover page of the prospectus.

Mr. John Reynolds

November 4, 2005

Prospectus Summary, page 1

9.	Please explain “non-core” as used in the third paragraph on page one.

The Company will focus on target businesses that have identified inefficiencies in their operations. These inefficiencies may exist at any level or in any aspect of the business and its operations, including those that may be considered “core” or “non-core.” Accordingly, the term “non-core” has been removed from the third paragraph of page one of the prospectus as it could be confusing to investors.

10.	Disclose any priorities or preferences the company has with respect to the potential industry segments listed on page 1 and detail the basis for such preferences.

The Company does not have any priority or preference with respect to potential segments within the industry. The bullet-point references in the above-referenced section are provided as examples to illustrate the types of areas that are often addressed by companies by outsourcing them to third party providers. We have revised the disclosure under the caption “Prospectus Summary” on page 1 of the prospectus and under the caption “Proposed Business” on page 32 of the prospectus to reflect the foregoing.

11.	In the summary, and elsewhere as appropriate, provide additional discussion of the company’s focus on target companies with operational and structural deficiencies, including a discussion of the risks and potential benefits to such a focus. Additionally, provide disclosure in an appropriate place to highlight management’s prior experience and expertise, if any, with respect to turning around underperforming companies and discuss the needs for specific management and other personnel required to successfully improve performance of underperforming or “troubled” companies. We may have further comment.

As disclosed in the fourth paragraph of the “Prospectus Summary” on page 1 of the prospectus, and the third paragraph of the “Proposed Business” section on page 32 of the prospectus, the Company intends to focus on target businesses with high cost structures and operating inefficiencies that the Company believes can be readily improved. This does not mean that the Company is focusing on target companies with operational and structural deficiencies, or underperforming or troubled companies. Many existing companies, even those that are healthy, have inherent operating

Mr. John Reynolds

November 4, 2005

inefficiencies that can be improved upon. A target company’s operating costs may be lowered, and its profitability and value increased, through many means – from general expense reduction to reallocating the target company’s resources within the enterprise to relocating labor resources to jurisdictions with more favorable labor costs. Each of these are methodologies and techniques to improve the performance of the existing business and do not imply that the existing business is a troubled one. Accordingly, the Company believes that there are no additional risks or benefits required to be disclosed.

12.	Discuss the company’s methodology in locating companies with “high cost structures” and “operating inefficiencies.”

The Company believes that universe of potential target companies is broad since many enterprises have some degree of operating inefficiency and operate with cost structures that can be improved upon. The Company believes that most businesses have one or more internal business processes that can be improved or made more cost efficient by the use of new technologies or the shifting of labor resources, among other actions that could be taken.

Following the consummation of the offering, the Company expects to generate a list of potential target opportunities from a host of different sources. For example, as described in the prospectus under the caption “Proposed Business — Effecting a business combination - Sources of target businesses” on page 33 of the prospectus, the Company anticipates that target businesses will be brought to the Company’s attention by various unaffiliated sources, including securities broker-dealers, investment bankers, venture capitalists, bankers and other members of the financial community. Potential target businesses also may be brought to the Company’s attention by such unaffiliated sources as a result of being solicited by the Company through calls, meetings and mailings. The Company’s initial securityholders and their affiliates also may bring potential target businesses to the Company if and when they become aware of such prospects through their general business contacts as a result of formal or informal inquiries or discussions they may have.

The candidates comprising the list of potential business combinations will be examined through analysis of available information and general due diligence to identify inefficiencies or high cost structures within such enterprises. The Company will narrow its search for potential target opportunities through this due diligence process, focusing on what it determines are the most promising businesses that can most readily benefit from efforts to improve operating efficiencies and cost structures. Disclosure relating to the foregoing has been added under the caption “Proposed Business – Effecting a business combination – Sources of Target Business” on page 33 of the prospectus.

Mr. John Reynolds

November 4, 2005

13.	Provide disclosure, here and elsewhere as appropriate, to detail the impact of foreign-based operations on the company and its operating structure and financial position.

The Company has added additional risk factors under the sub–heading “Risks related to potential offshore operations” starting on page 23 of the prospectus relating to potential off-shore operations. In light of the uncertainty as to whether the Company will have off-shore operations, the Company respectfully does not believe that additional disclosure is necessary in the “Prospectus Summary” or “Proposed Business” sections of the prospectus.

14.	At the bottom of page one, you state that “[s]ince our formation,” you have not undertaken or had any conversations or contacts with any target business. Please delete “Since our formation.”

“Since our formation” has been deleted from page 1 of the prospectus as requested.

15.	You state that you have not engaged or retained any agent or other representative to identify or locate an acquisition candidate. Clarify this statement by also disclosing the fact that the HCFP/Brenner has been engaged to act as your investment banker in a business combination.

The requested disclosure has been added to the prospectus, where appropriate, to clarify that the Company has engaged HCFP/Brenner Securities LLC (“Brenner”), on a non-exclusive basis, to act as its investment banker to assist the Company in structuring a business combination and negotiating its terms (but not for the purposes of locating potential target candidates for its business combination).

16.	Clarify whether the “Current Report on Form 8-K” will be distributed to unit holders.

The requested disclosure has been added to the “Prospectus Summary” on page 4.

Mr. John Reynolds

November 4, 2005

17.	Please include the proposed OTCBB symbols for your shares of common stock and warrants.

Applicable line items have been added to the “Prospectus Summary” on page 6. The blanks contained therein will be filled in with the actual OTCBB symbols in the final prospectus.

18.	You disclose under “Limited payments to insiders” that no fees or cash payments will be paid to any existing shareholders, officers, directors or affiliates prior to a business combination. This disclosure suggests that fees or cash payments may or will be made to such persons following a business combination. Please clarify.

The only fees or cash payments the Company’s insiders will receive following a business combination will be for any services they may render to the Company following the business combination. Such services, whether rendered in an employment or consulting relationship, would only be rendered if and as requested by the Company following a business combination. For example, the Company’s executive officers may remain with the Company in senior management or advisory positions following a business combination, but would only do so if this was desired by the Company and these persons were able to negotiate employment or consulting agreements in connection with the business combination. Additional disclosure has been added under the caption “Limited Payments to Insiders” in the “Prospectus Summary” on page 7 of the prospectus to disclose that such persons may receive payments following a business combination, and disclosure has been added under the caption “Management – Conflicts of Interest” on page 46 of the prospectus.

19.	Under “Distribution of proceeds held in trust to Class B stockholders...” and in an appropriate risk factor, please state the amount per share that public stockholders of your Series B units will receive if you are forced to liquidate before a business combination. In this regard, we note the disclosure on page 8 that holders of Series units will bear all the costs of the offering, including underwriting discounts and commissions. We also note the disclosure in the table on page 59 which suggests that certain discounts and expense allowances will be deducted from the Series B units. Please advise and reconcile.

The requested disclosure has been added under the caption “Distribution of proceeds held in trust to Class B stockholders in the event of no business combination followed by our dissolution” on page 8 of the prospectus. The Company notes that such information is also

Mr. John Reynolds

November 4, 2005

disclosed in the risk factor captioned “If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share distribution received by Class B stockholders could be less than $5.05 per share” on page 12 of the prospectus. Although there is an underwriting discount and non-accountable expense allowance related to the Series B units and payable to the underwriters, the Company will receive sufficient net proceeds from the sale of the Series A units to pay these amounts and to place the full amount equal to the gross proceeds from the sale of Series B units into the trust fund. Accordingly, the purchasers of the Series A units will bear all expenses of this offering relating to the sale of the Series A and Series B units, including all underwriting discounts, commissions, and non-accountable expense allowances. The Company has added this disclosure under the caption “Underwriting – Commissions and Discounts” on page 59 of the prospectus.

Risk Factors, page 10

20.	Please identify in risk factor seven the executive officers that will be personally liable to ensure the funds in trust are not reduced by vendor and other claims. Explain “severally.”

The names of the executive officers have been included in risk factor seven, and the word “severally” has been deleted. These executive officers will stand jointly behind the trust fund. This disclosure has been added to the risk factor captioned “If third parties bring claims against us, the proceeds held in trust could be reduced and the per share distribution received by Class B stockholders could be less than $5.05 per share” on page 12 of the prospectus.

21.	You state in risk factor 19 that your “initial security holders have also been issued warrants to purchase 3,075,000 shares of common stock at $5.00 per share.” Please explain.

The Company has clarified the language to indicate that the Company has issued the indicated warrants to the Company’s initial securityholders. This additional disclosure is in the risk factor captioned “Our outstanding warrants and option may have an adverse effect on the market price of our common stock and warrants and make it more difficult to effect a business combination” on page 17 of the prospectus.

Mr. John Reynolds

November 4, 2005

22.	You disclose in risk factor 23 that you believe each non-employee director is “independent.” You also disclose on page 50 that your directors may not be deemed “independent.” Please reconcile.

Each of the Company’s non-employee directors qualifies as an “independent” director based upon Nasdaq Marketplace Rule number 4350(c). The Company believes that this is the most relevant and accepted standard of independence for stockholders. However, because certain of the states in which this offering is being registered apply policies implemented by the North American Securities Administrators Association, Inc., a different standard of “independence” would apply. Accordingly, we respectfully believe the differences should be indicated and no reconciliation is necessary.

23.	Please avoid the generic conclusion you reach in several of your risk factor narratives and subheadings that the risk could “harm,” “negatively affect,” “adversely affect,” or “negatively impact” your business, financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected. See, for example, risk factors 27-31, 34, 36 and 38.

The Company has revised the risk factors to include more specific disclosure as requested.

24.	Risk factor 32 is generic and applies to most companies. Either delete it or substantially revise it to reflect the particular and specific risk posed to your company and investors in this offering.

The Company has deleted risk factor 32 as requested.

Use of Proceeds, page 25

25.	You appear to have allocated proceeds not held in trust to due diligence in three separate line items: the first, the second and the fifth (reserves). Either this allocation is duplicative or the disclosure does not adequately discuss the specific due diligence undertakings contemplated. Please advise or revise.

The Company has revised the first line item under the caption “Use of net proceeds not held in trust” in the “Use of Proceeds” table on page 25 of the prospectus to clarify the distinction between third party expenses related to a business combination (legal, accounting and other third party expenses) and the due diligence of a prospective target business, which is set forth in the second line item. The description of the fifth line item (reserves) has been revised to avoid the appearance of being duplicative.

Mr. John Reynolds

November 4, 2005

26.	We note that the Underwriting non-accountable expense allowance is listed as 1% of gross proceeds. However, the dollar value of this expense does not vary between the two columns presented even though the gross proceeds increases. On page 59 you explain that the non-accountable expense allowance is not payable in the event the over-allotment option is exercised. Please consider a footnote on page 25 explaining this issue to the reader.

The Company has added a footnote as requested in the “Use of Proceeds” section on page 25 of the prospectus.

Dilution, page 27

27.	In addressing Item 506 of Regulation S-K, we note that you present both common stock and Class B common stock together for purposes of discussion and presenting the dilution to new investors. However, the A and B units are not comparable in their rights or pricing, nor is it likely that they will contain the same investors. Please explain the basis for presenting these units together, or revise the disclosures to present them separately.

The Company believes that the since the Class B common stock will convert into common stock upon the business combination, there will be only one class of common stock outstanding following a business combination, (or, alternatively, if a business combination is not completed, the Series B trust fund would be distributed to the Class B common stockholders and the Company would be liquidated) it is appropriate to combine the presentation of the common stock and the Class B common stock together. Moreover, the difference in the per share price of the common stock and the Class B common stock is immaterial to the dilution calculation. The Company believes that a separate presentation would be confusing as the dilution information is relevant to investors only if the business combination is complete and therefore only one class of common stock would be outstanding.

Proposed Business, page 32

28.	Please reconcile the statement on page 32 that “we intend to initially focus on target businesses in this industry” with the statement on page 33 that you “have not selected any target businesses or target industry on which to concentrate [y]our search for a business combination.” In addition, to the extent that the company has not determined a target industry as of yet, it is not appropriate to either provide detailed disclosure concerning a target industry or industry segment (such as is found on pages 20-24, page 32, page

Mr. John Reynolds

November 4, 2005

34, etc.), or to provide additional disclosure with respect to management and its prior experience to highlight management’s experience in a specific target industry or segment (pages 43-47). Please revise or advise.

The Company has reconciled the disclosure under the caption “Proposed Business – Effecting a business combination - We have not identified a target business or industry” on page 33 of the prospectus, as requested. As set forth in the first paragraph of the “Proposed Business,” on page 32 of the prospectus, and the third paragraph of the “Prospectus Summary” on page 1, management intends to focus on the business process services industry. Accordingly, the Company believes that providing the disclosure provided about such industry and management’s experience in such industry is appropriate.

29.	To the extent that Mr. Jain and WTP Capital, LLC have existing portfolio companies who may be interested in a transaction in the near future, please confirm that no discussions or plans are currently in place (or contemplated) whereby a portfolio company would merge with the company. Additionally. disclose the methodology and procedures the company plans to implement to ensure that any such transaction is conducted on an arm’s-length basis and in a manner that adequately protects all unaffiliated stockholders.

WTP Capital, LLC does not have any existing portfolio companies that may be interested in a transaction in the near future, and there are no discussions or plans currently in place whereby a portfolio company would merge with the Company. The Company and its officers and directors have agreed by, letter agreement, not to consummate a business combination with an entity that is affiliated with any of the Company’s existing securityholders unless the Company first obtains an opinion from an independent investment banking firm that the business combination is fair to the Company’s stockholders from a financial perspective. This disclosure is also contained under the caption “Conflicts of Interest” on pages 46-47 of the prospectus.

30.	Please provide the date of the A.T. Kearney report.

The Report is A.T. Kearney’s 2004 Offshore Location Attractiveness Index and was published April 4, 2004. Disclosure has been added to the “Prospectus Summary” on page 1 of the prospectus to provide the date and full title of the report.

31.	Under “Limited ability to evaluate the target business’ management,” identify the current members of management that you expect to remain associated with the company. Clarify “associated.” We note the disclosure

Mr. John Reynolds

November 4, 2005

that such persons may receive cash payments or shares for services following a business combination and that such payments would be negotiated at the time of negotiations for the business combination. Elaborate both here and in the Conflicts of Interest section on the probable conflict that will result as members of management negotiate both the terms of the business combination and the terms of payment for services to themselves.

The Company has added disclosure reflecting that the Company expects Abhishek Jain, Avinash Vashistha and Rahul Prakash to remain with the Company in management or advisory positions following a business combination. This disclosure has been added under the caption “Proposed Business – Effecting a business combination - Limited ability to evaluate the target business management” on page 36 of the prospectus and under the caption “Management - Conflicts of Interest” on page 46 of the prospectus as requested.

32.	Under “Facilities” on page 39, we note that the address given for your executive office is the same address listed on the WTP Capital LLC website (http://www.wtpcapital.com/home.html) and that WTP Capital LLC is the sole owner of your shares. Please advise us of the following:

a.	How many other businesses are currently located at that address? Please also disclose their name, ownership and types of activities they engage in?

There are four companies located at 9302 Lee Highway, 5th Floor, Fairfax, VA 22031: WTP Capital, LLC, Everest Telecom LLC, the Law Offices of Stuart Anolik (an unaffiliated law firm) and Indtai (an environmental sciences and education consulting firm affiliated with B2Tecs) (a company described below)). WTP Capital, LLC is owned 62.5% by Abhishek Jain and 37.5% by Hal Polley (Managing Director of WTP Capital, LLC), and Everest Telecom LLC is owned 90% by Rahul Prakash and 10% by Rahul Prakash’s wife. WTP Capital, LLC is an investment company; Everest Telecom LLC is an investment company.

b.	Who is listed as the tenant for this location with the landlord? To the extent that Everest Telecom LLC is not the tenant, please advise why the $7,500 is being paid to it, and not another entity at that location.

Both WTP Capital, LLC and Everest Telecom LLC sublease office space from B2Tecs, an IT services company in which WTP Capital, LLC has a minority equity stake. Each of WTP Capital, LLC and Everest Telecom LLC has a separate sublease with B2Tecs and each sublease is

Mr. John Reynolds

November 4, 2005

for separate space at the location; WTP Capital and Everest Telecom do not share any office space at the location. Everest Telecom LLC receives the administrative fee from the Company because the Company determined that Everest Telecom LLC was in the best position to provide office furniture, telecommunications infrastructure, computers and related office infrastructure to the Company (which is not otherwise provided by B2Tecs) and accordingly provide the administrative services it would need prior to a business combination and therefore engaged Everest Telecom LLC, as administrator.

c.	Please confirm whether any of the entities at this location, or any portfolio company of an entity at this location, is currently considered a merger target of the company.

Management does not consider any occupants of the premises or their affiliates or any portfolio companies a merger target.

Comparison to offerings of blank check companies, page 39

33.	Please revise your tabular presentation to specifically discuss, in separate columns, the Series A units and Series B units and how the terms of your offering compare to the protective provisions of a Rule 419 offering.

The Company believes that it is appropriate to compare the offering as a whole to Rule 419, as opposed to providing separate column disclosures for the Series A units and Series B units. Moreover, most of the disclosure for the offering would merely be repeated for each of the units if separate columns were added. Additional disclosure has been added to the table, on pages 39-42 of the prospectus, under “Proposed Business - Comparison to offerings of blank check companies” to compare the Series A units and Series B units separately to Rule 419 offerings where appropriate.

Management, page 43

34.	We note that your disclosure that two of the firms Mr. Jain is associated with engage in “international labor-rate arbitrage.” Please explain what is meant by this term.

“International labor-rate arbitrage” means capitalizing on lower labor costs in different international locations. We have revised the disclosure in Mr. Jain’s biography on page 43 of the prospectus to clarify the foregoing.

Mr. John Reynolds

November 4, 2005

35.	Please disclose Mr. Vashistha’s relationship with Tholons Capital.

Mr. Vashistha owns 90% of Tholons Capital, LLC and his wife owns 10% of such entity and Mr. Vashistha is President and a member of Tholons Capital, LLC. We have revised the disclosure in Mr. Vashistha’s biography on page 44 of the prospectus to indicate the foregoing.

36.	Discuss the role that your senior advisors will serve, including any decision making or voting authority.

The senior advisors will have no decision making or voting authority in the Company. The Board of Directors expects, in its discretion, to consult with the senior advisors from time to time. This disclosure has been included on page 45 of the prospectus.

Conflicts of Interest, page 46

37.	In your discussion of conflicts of interest, here and elsewhere, you state that you “cannot assure [the investor] that any of the above mentioned conflicts will be resolved in our favor.” Please identify the potential ramifications to the investor of this statement.

The Company has added the requested disclosure regarding the potential ramifications to investors, as requested under the caption “Management - Conflicts of Interest” on page 46 of the prospectus.

38.	Provide disclosure for each officer and director of the company setting forth each entity and instance for which such officer and/or director has a pre-existing/ preferential fiduciary duty or obligation with respect to the presentation of business opportunities to that of the company.

Mr. Jain has a pre-existing fiduciary obligation to present business opportunities to WTP Capital, LLC and its affiliate, Washington Technology Partners, Inc. However, the investment focus of WTP Capital, LLC and Washington Technology Partners, Inc. (collectively, “WTP”) is on target businesses substantially smaller than the focus of the Company. In particular, WTP currently does not target, and has no plans to target, business combinations valued above $10 million, which is significantly less than the proposed business combination by the Company.

Mr. Vashistha has a pre-existing fiduciary obligation to present business opportunities to NeoIt, to the extent that the business opportunity relates to a business process outsourcing (“BPO”) advisory or consultancy business. This does not apply to any business opportunities

Mr. John Reynolds

November 4, 2005

that are BPO service providers, business services companies, or any similar operating companies. This disclosure has been added under the caption “Conflict of Interest” on page 47 of the prospectus.

Principal Stockholders, page 48

39.	Reference is made to footnotes three and four. Disclose the control person(s) for both WTP Capital and Tholons Capital.

The control person for WTP Capital LLC is Abhishek Jain; the control person for Tholons Capital, LLC is Avinash Vashistha. This disclosure has been added to footnotes three and four on page 48 of the prospectus.

40.	Please disclose, here and elsewhere as appropriate, the terms of the warrants held by the existing shareholders, including exercise price, term, etc.

The Company has added the requested disclosure in the “Description of Securities – Warrants” on page 53 of the prospectus to indicate that the warrants issued to insiders are identical to the warrants issued as part of the units, except as described in said caption.

Certain Transactions, page 50

41.	The disclosure indicates that WTP is the sole holder of your common stock and has agreed to waive all rights to participate in any liquidation. We do not understand why the disclosure refers to WTP and not to Mr. Jain.

The Company has added disclosure under the caption “Certain Transactions” on page 50 of the prospectus, to clarify the relationship between Mr. Jain and WTP Capital, LLC.

Description of Securities, page 52

42.	Please clarify which shareholders would have the right to vote on subsequent business combinations following the conversion of the Class B common stock into common stock.

Following a business combination, stockholders will have the right to vote on a subsequent acquisition, if any, only to the extent such vote is required under Delaware Law. This disclosure has been added in “Description of Securities – Common Stock” on page 52 of the prospectus.

Mr. John Reynolds

November 4, 2005

Underwriting, page 57

43.	Tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Neither Brenner nor any other member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the securities sold in this offering. The Company undertakes to provide the Staff with the requested information if Brenner or any member of the underwriting syndicate engages in electronic offers, sales or distributions under the registration statement after the date hereof and will add the appropriate disclosure to the registration statement, if applicable.

44.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Neither Brenner nor any other underwriter has any arrangements with third parties to host or access the preliminary prospectus on the Internet. If the Company or the underwriters subsequently enter into any such arrangements, the Company will promptly supplement its response.

45.	If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined.

Mr. John Reynolds

November 4, 2005

Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Neither the Company nor the underwriters intend to engage in a directed share program in connection with this offering. The Company undertakes to provide the Staff with the requested information should it decide to enter into a directed share program, and will make the required disclosures in the registration statement.

46.	In your underwriting agreement you agree to reimburse the HCFP/Brenner representative to the board for reasonable out of pocket expenses in connection with its attendance at board meetings. Please disclose this information here and elsewhere, as appropriate.

The Company has added the requested disclosure under the caption “Underwriting - Other Terms” on page 61 of the prospectus.

47.	Please advise when the distribution will terminate.

The distribution will terminate when all of the units are sold, all of the stabilization transactions have ended, and all penalty bids have been reclaimed or withdrawn. This disclosure has been added under the caption “Underwriting - Regulatory Restrictions on Purchase of Securities” on page 60 of the prospectus.

Mr. John Reynolds

November 4, 2005

Financial Statements

Note 5 Commitment, F-9

48.	Please disclose in the footnotes to the financial statements the material terms of your commitments to HCFP/Brenner Securities relating to underwriting discounts, non accountable expenses, warrant solicitation fee and other related expenses disclosed in the section “Underwriting” and elsewhere in the registration statement.

The Company has updated the disclosure Note 5 to its financial statements related to the Company’s significant obligations included in the underwriting agreement with Brenner.

Note 7— Warrants and Option to Purchase Common Stock, F-10

49.	We noted you issued warrants for $153,750. Please cite the specific authoritative literature that you used to support your accounting treatment regarding your initial balance sheet classification. Your response should include a narrative discussion regarding the applicability of SFAS 133 and how you complied with the guidance in EITF 00-19. Please revise to disclose the material terms of the warrants; state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.) and its likely future effect on your financial condition and results of operations.

The Company has provided additional disclosure related to the terms of the Class W warrants and Class Z warrants (collectively, the “Warrants”) issued to its initial securityholders in Note 7 to its financial statements.

Supplementally, pursuant to paragraph 11(a) of FAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, (“FAS 133”) “Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position” shall not be considered to be derivative instruments for purposes of FAS 133.

EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”) applies to freestanding derivatives (both those that do and do not meet FAS 133’s definition of a derivative) that are indexed to a

Mr. John Reynolds

November 4, 2005

company’s stock. EITF 00-19 includes a list of specific criteria that a derivative indexed to a company’s own stock must meet in order to be classified in stockholders’ equity. In accordance with paragraph 8 of EITF 00-19, contracts that (a) require physical settlement; (b) require net share settlement; or (c) give the company a choice between net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-33 of EITF 00-19 have been met, should initially be recorded at fair value in permanent equity, and subsequent changes in fair value should not be recognized. Physical settlement is defined in paragraph 1 of EITF 00-19 as “the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer.”

As described in Note 7 to the Company’s financial statements and elsewhere in the Registration Statement, the Class W warrants and Class Z warrants sold and issued to the Company’s initial securityholders will not become exercisable until the later of: (a) the completion of a business combination and (b) one year from the consummation of the proposed offering, and will expire five and seven years, respectively, from the date of the proposed offering.

The provisions of the Company’s Warrants issued to its initial securityholders provide that the Class W warrants and Class Z warrants may only be exercised by the holder for cash on or prior to their respective expiration dates in exchange for one share of the Company’s common stock. The holders of the Company’s Warrants do not have any rights to put and redeem the Warrants back to the Company. Under certain circumstances described in Note 7 to the Company’s financial statements and elsewhere in the Registration Statement, the Company has the right to call and redeem the Warrants at a price of $0.05 per Warrant at any time after the Warrants become exercisable. However, the Warrants issued to the Company’s initial securityholders shall not be redeemable by the Company as long as such Warrants continue to be held by such initial securityholders.

Accordingly, since the Warrants may only be exercised by the holder with cash in exchange of shares of the Company’s common stock, the Company believes the requirement of EITF 00-19 requiring contracts that require physical settlement to be classified in stockholder’s equity, the Company has relied on this guidance to support the classification as equity of the value of the Warrants sold and issued to the initial securityholders.

Finally, as noted above, the Warrants are not considered derivatives pursuant to FAS 133 since they have been classified in stockholder’s equity and provide for settlement in shares of the Company’s common stock.

Mr. John Reynolds

November 4, 2005

50.	We note that the underwriter will be issued a UPO to purchase up to 20,000 Series A units and/or up to 130,000 Series B units. Please revise your disclosures to include a full discussion of the significant terms and conditions required for the underwriter to receive both the Series A and Series B units as part of the option versus Series A or Series B units and relevant units assumed used in computing the estimated fair value of the UPO at $421,000.

The Company has added additional disclosure in Note 7 to its financial statements related to the UPO.

Supplementally, at the closing of the proposed offering, the Company will sell and issue to Brenner, for $100, the UPO to purchase up to an aggregate of 20,000 Series A units and/or 130,000 Series B units. The 20,000 Series A units and 130,000 Series B units underlying the UPO will be exercisable in whole or in part, solely at Brenner’s discretion, commencing on the later of (i) one year from the proposed offering and (ii) the consummation of a business combination and expiring on the five-year anniversary of the proposed offering at an initial exercise price of $17.325 per Series A unit and $16.665 per Series B unit. At its sole discretion, Brenner may choose to exercise the Series A units and/or Series B units underlying the UPO, and subsequently the Warrants underlying the Series A units and Series B units, in whatever quantities and proportion it elects, up to the aggregate amounts issued. However, there are no requirements for Brenner to exercise the UPO in any amounts. There are no other significant terms or conditions required for Brenner to receive the Series A units and Series B units underlying the UPO.

General

51.	Please provide a currently dated consent in any amendment to the registration statement.

Duly noted. A currently dated consent of the independent accountants with typed signature has been included in Amendment No. 1 to the Registration Statement.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Brad L. Shiffman
Brad L. Shiffman

Schedule A

The following is a list of blank check offerings in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved:

Name of Company	Form S-1 File Number	Date of Effectiveness	Status of Offering	Amount in Escrow
Trinity Partners Acquisition Company Inc.	333-115319	July 29, 2004	Seeking Shareholder Approval of Business Combination	$7,642,601
Mercator Partners Acquisition Corp.	333-122303	April 11, 2005	Searching for Acquisition Candidate	$53,429,000
Israel Technology Acquisition Corp.	333-123331	July 12, 2005	Searching for Acquisition Candidate	$31,200,000
Juniper Partners Acquisition Corp.	333-123050	July 13, 2005	Searching for Acquisition Candidate	$14,518,750
Chardan North China Acquisition Corporation	333-125016	August 2, 2005	Searching for Acquisition Candidate	$29,835,000
Chardan South China Acquisition Corporation	333-125018	August 2, 2005	Searching for Acquisition Candidate	$29,835,000
Confluence Acquisition Partners I, Inc.	333-126467	N/A	Currently in Registration	N/A
Global Services Partners Acquisition Corp.	333-128350	N/A	Currently in Registration	N/A
Israel Growth Partners Acquisition Corp.	333-128355	N/A	Currently in Registration	N/A
Good Harbor Partners Acquisition Corp.	333-128351	N/A	Currently in Registration	N/A